UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMCON Distributing Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02341Q 20 5
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons		Alexander Dawson Foundation 22-6044616

2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [X]

3	SEC Use Only

4	Citizenship or Place of Organization		Nevada

Number of Shared Beneficially Owned by Each Reporting Person With	5	Sole Voting Power	70,000*

	6	Shared Voting Power	0

	7	Sole Dispositive Power	70,000*

	8	Shared Dispositive Power	0

9	Aggregate Amount Beneficially Owned by Each Reporting Person		70,000*

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares		[ ]

11	Percent of Class Represented by Amount in Row (9)		10.2%*

12	Type of Reporting Person		OO

*
As more fully described in item 4 below, the number of shares reported includes 62,880 shares of Common Stock issuable upon conversion of shares of the Series B Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock.  The indicated voting and dispositive power with respect to these shares is premised on the assumption of such shares actually being issued.  The percentage reported in row (11) is calculated based upon 625,271 shares of Common Stock of AMCON Distributing Company issued and outstanding on December 31, 2011 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011).

Item 1(a)            Name of Issuer:  AMCON Distributing Company

Item 1(b)            Address of Issuer's Principal Executive Offices:

7405 Irvington Road
Omaha, Nebraska 68122

Item 2(a)            Name of Person Filing:  Alexander Dawson Foundation

Item 2(b)            Address of Principal Business Office or, if none, Residence:

4045 South Spencer Street
Suite 312
Las Vegas NV 89119

Item 2(c)            Citizenship:  Alexander Dawson Foundation is a trust formed under Nevada law.

Item 2(d)            Title of Class of Securities:  Common Stock, par value $0.01 per share

Item 2(e)            CUSIP Number:  02341Q 20 5

Item 3.	If this statement is filed pursuant to § § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [  ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [  ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [  ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [  ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:	70,000*

(b)	Percent of class:	10.2%*

(c)	Number of shares as to which the person has:

(i) sole power to vote or to direct the vote:	70,000*

(ii) shared power to vote or to direct the vote:	0

(iii) sole power to dispose or to direct the disposition of:	70,000*

(iv) shared power to dispose or to direct the disposition of:	0

_____________
*         The number of shares reported includes 62,880 shares of Common Stock issuable upon conversion of shares of the Series B Convertible Preferred Stock, $0.01 par value, of AMCON Distributing Company at the option of the holder of such shares of Preferred Stock.  The indicated voting and dispositive power with respect to these shares is premised on the assumption of such shares actually being issued.  The percentage reported in row (11) is calculated based upon 625,271 shares of Common Stock of AMCON Distributing Company issued and outstanding on December 31, 2011 (as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011).  All of the shares reported are beneficially owned by Alexander Dawson Foundation ("ADF"), but are owned directly by Spencer Street Investments, Inc. a Nevada corporation ("SSI"). SSI is wholly owned subsidiary of Alexander Dawson, Inc., a Nevada corporation ("ADI").  All of the outstanding shares of capital stock of ADI are owned by ADF.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2012

ALEXANDER DAWSON FOUNDATION

By:
Name: Joseph Borini
Title: Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.